Exhibit I

News Release

For Release April 26, 2005, 6:00 am EDT

IPSCO REPORTS CONTINUED STRONG EARNINGS

 IN FIRST QUARTER 2005

RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois] [April 26, 2005] -- IPSCO Inc. (NYSE/TSX: IPS) announced today first quarter sales of $746 million, an increase of $263 million over the first quarter of 2004. Net income was $154 million in the first quarter compared to $31 million in last year’s corresponding quarter. Basic and diluted earnings per share in the first quarter of 2005 were $3.10 and $3.05, respectively, compared to $0.65 and $0.57 per share in the first quarter of 2004. Operating income per ton shipped for the quarter was $288, compared to $69 per ton in the first quarter of 2004. In comparison to IPSCO’s record fourth quarter, sales decreased 4%, while net income declined by $34.4 million, largely due to the increase in the effective tax rate from 28% to 36%.

IPSCO’s first quarter revenue reflected significantly higher year-over-year prices in all product lines, partially offset by lower volumes of tubular product shipments. First quarter shipments amounted to 855,800 tons or 9% less than last year’s corresponding quarter. First quarter shipments of discrete plate, cut plate and hot rolled coil, steel mill products, were 618,100 tons, slightly higher than the first quarter of 2004, while tubular shipments were 237,700 tons in the quarter, a decline of 95,200 tons from the corresponding quarter of 2004. In spite of strong demand, unusual and difficult weather conditions in Western Canada during the first quarter impeded drilling activity resulting in a decline in the shipments of energy tubular products. The non-energy tubular market continued to remain weak. No significant large diameter pipe project shipments occurred in the first quarter of 2005 as had benefited each quarter in 2004.

IPSCO’s first quarter pricing continued to increase on a majority of its products compared to the prior quarter, but due to a product mix shift and declining scrap surcharges overall pricing remained essentially flat.

"We are benefiting from being well-positioned in great market niches for this phase of the economic cycle. The plate market has distinguished itself as being robust as capital spending remains strong and tubular sales are benefiting from strong energy markets,” said David Sutherland, President and Chief Executive Officer. “We continue to make significant reductions in our debt levels, while also making progress in our previously announced share buyback program, value added growth investments and increasing

Exhibit I

dividends. We remain committed to looking for opportunities to create and deliver additional shareholder value.”

In February, the Company increased its quarterly cash dividend on common shares from CDN $0.10 to $0.12 per share after doubling the dividend rate the prior October.   Also, the Company announced a share repurchase program, by way of a normal course issuer bid, of up to 10% of the public float of its outstanding Common Shares. Authority was granted by the TSX with 8 trading days left in the quarter and the Company purchased 294,000 shares for $16.3 million. The Company also announced the redemption of $57 million principal amount of its 7.32% Series B Senior Notes due April 1, 2009. These notes, along with open market purchases of $15 million principal amount of the Company’s 8.75% Senior Notes due June 1, 2013, will be retired in the second quarter of 2005.

Outlook

IPSCO’s key product groups of plate and energy tubular products, with the exception of large diameter pipe, continue to exhibit strong demand and pricing levels. The demand and supply conditions in the plate market have reached a more orderly level where buyers are able to obtain what they require from a variety of sources. The April price increase in plate products has been fully implemented. In addition, the scrap surcharge will increase $27 per ton in May, in accordance with our formula. In the case of tubular products, the second quarter is traditionally IPSCO’s seasonally weakest quarter as the weather related spring break up occurs in Canada affecting energy tubular sales.

The Company expects second quarter earnings to meet or exceed $2.75 per diluted share, a more than two-fold increase from the second quarter of 2004, primarily due to higher pricing levels. Compared to the first quarter of 2005, a less favorable product mix is anticipated, combined with some modest pressure on margins. Also the second quarter of 2005 will include $6.5 million in costs related to early extinguishment of debt.

IPSCO has scheduled the live webcast of its first quarter 2005 results conference call at 10:00 AM EDT on Tuesday, April 26, 2005. During the call IPSCO President and CEO, David Sutherland and Senior Vice President and CFO, Vicki Avril will discuss IPSCO  Inc.’s first quarter results.

Persons wishing to listen to the webcast may access it in the Investor Information, Presentations section on the Company’s website at www.ipsco.com. The conference call, including the question and answer portion, will also be archived on IPSCO’s web site for three months.

IPSCO, traded as “IPS” on both the New York Stock Exchange and Toronto Stock Exchange, operates steel mills at three locations and pipe mills at six locations in the United States and Canada. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and

Exhibit I

tubing, standard pipe and hollow structurals. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch, drilling rig availability, demand for oil and gas, supply, demand and price for scrap metal and other raw materials, supply, demand and price for electricity and natural gas, demand and prices for products produced by the Company, general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2004, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and its Form 40-F.

Company Contact:
Vicki Avril, Senior Vice President

  and Chief Financial Officer
Tel. 630-810-4769

Release #05-18

#  #  #

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)				Exhibit II
(thousands of United States Dollars except for share, per share and ton data)
		For the Three Months Ended
		March 31	March 31	December 31
		2005	2004	2004
			(restated)	(restated)
Plate and Coil Tons Produced (thousands)		817.5	791.4	851.6
Finished Tons Shipped (thousands)		855.8	937.1	895.6

Sales		$745,997	$482,908	$779,629
Cost of sales
Manufacturing and raw material		461,941	384,267	477,494
Amortization of capital assets		19,251	18,521	19,228
		481,192	402,788	496,722
Gross income		264,805	80,120	282,907
Selling, research and administration		18,337	15,746	15,569
Operating income		246,468	64,374	267,338
Other expenses (income):
Interest on long-term debt		8,534	11,474	9,312
Dividends on preferred shares		-	1,570	506
Net interest income		(2,778)	(698)	(1,672)
Gain on sale of assets held for sale		-	-	(4,925)
Foreign exchange loss (gain)		(394)	166	3,440
Income Before Income Taxes		241,106	51,862	260,677
Income Tax Expense		86,778	20,533	71,977
Net Income		$154,328	$31,329	$188,700

Earnings Per Common Share	- Basic	$3.10	$0.65	$3.85
	- Diluted	$3.05	$0.57	$3.71
Denominator for Basic Earnings per Common Share (thousands)		49,796	47,863	49,008
Denominator for Diluted Earnings per Common Share (thousands)		50,543	60,368	51,151

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(thousands of United States Dollars)
		For the Three Months Ended
		March 31	March 31	December 31
		2005	2004	2004
			(restated)	(restated)
Retained Earnings at Beginning of Period		$923,530	$502,174	$738,892
Net Income		154,328	31,329	188,700
Common Share Repurchase		(13,370)	-	-
Dividends on Common Shares		(4,958)	(1,809)	(4,062)
Retained Earnings at End of Period		$1,059,530	$531,694	$923,530

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)			Exhibit III
(thousands of United States Dollars)
	For the Three Months Ended
	March 31	March 31	December 31
	2005	2004	2004
		(restated)	(restated)
Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income	$154,328	$31,329	$188,700
Gain on sale of assets held for sale	-	-	(4,925)
Stock-based compensation	458	168	462
Amortization of capital assets	19,251	18,521	19,228
Amortization of deferred charges	370	332	338
Change in deferred pension asset	1,092	828	(10,487)
Future income taxes	39,341	11,926	39,492
	214,840	63,104	232,808
Changes in working capital
Accounts receivable, less allowances	25,681	(48,235)	(18,797)
Inventories	6,448	(4,792)	(47,656)
Other	2,580	(189)	(5,230)
Accounts payable and accrued charges	(41,999)	22,387	32,125
Income taxes payable	(60,695)	683	58,072
	(67,985)	(30,146)	18,514
	146,855	32,958	251,322
Financing Activities
Common share dividends	(4,958)	(1,809)	(4,062)
Common shares issued pursuant to share option plan	10,929	553	18,521
Common share repurchase	(16,261)	-	-
Redemption of subordinated notes	-	-	(100,000)
	(10,290)	(1,256)	(85,541)
Investing Activities
Expenditures for capital assets	(13,406)	(8,617)	(7,176)
Proceeds from (issuance of) mortgage receivable, net	1,457	(5,851)	1,429
Proceeds on sale of assets held for sale	-	-	4,759
	(11,949)	(14,468)	(988)
Effect of exchange rate changes on cash and cash equivalents	2,441	4,505	(9,699)
Increase in Cash and Cash Equivalents	127,057	21,739	155,094
Cash and Cash Equivalents at Beginning of Period	355,077	131,567	199,983
Cash and Cash Equivalents at End of Period	$482,134	$153,306	$355,077

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)			Exhibit IV
(thousands of United States Dollars)
	March 31	March 31	December 31
	2005	2004	2004
		(restated)	(restated)
Current Assets
Cash and cash equivalents	$482,134	$153,306	$355,077
Accounts receivable, less allowances	310,833	258,191	338,590
Inventories	427,082	289,377	434,526
Future income taxes	43,000	13,067	45,210
Other	5,568	3,007	8,212
	1,268,617	716,948	1,181,615
Non-Current Assets
Capital assets	1,066,977	1,097,479	1,075,512
Other	36,914	27,432	37,760
Future income taxes	17,016	138,430	54,034
	1,120,907	1,263,341	1,167,306
Total Assets	$2,389,524	$1,980,289	$2,348,921

Current Liabilities
Accounts payable and accrued charges	$196,823	$189,643	$239,908
Income and other taxes payable	29,161	-	90,656
Current portion of long-term debt	86,429	34,286	14,286
	312,413	223,929	344,850
Long-Term Liabilities
Long-term debt	320,387	500,497	393,053
Preferred shares	-	114,530	-
Future income taxes	220,619	183,708	221,381
	541,006	798,735	614,434
Shareholders' Equity
Common shares	392,143	354,282	384,093
Contributed surplus	1,948	534	1,489
Retained earnings	1,059,530	531,694	923,530
Cumulative translation adjustment	82,484	71,115	80,525
	1,536,105	957,625	1,389,637
Total Liabilities and Shareholders' Equity	$2,389,524	$1,980,289	$2,348,921

	NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)	Exhibit V - Page 1 of 2
(thousands of United States Dollars)
1.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the most recent annual financial statements except as described below and should be read in conjunction with the consolidated financial statements included in IPSCO Inc.'s (the "Company") Annual Report for the year ended December 31, 2004. This consolidated financial information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the consolidated financial statements for the periods shown. The results of operations of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Effective January 1, 2005, the Company adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3860 "Financial Instruments - Disclosure and Presentation". Adoption of this new accounting standard had no impact on 2005 financial position or results. However, for comparative periods presented, the Company's preferred shares and subordinated notes, previously classified as equity, have been classified as liabilities and the associated dividends and interest of $3.1 million and $0.9 million in the first and fourth quarters of 2004 have been accounted for in determining net income.

Effective January 1, 2005, the Company adopted the provisions of the CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities". The effect of adoption was not material to the consolidated financial statements.

2.	Pension cost attributable to the Company's pension plans is as follows:

	For the Three Months Ended
	March 31	March 31	December 31
	2005	2004	2004
Defined benefit plans	$2,747	$2,446	$2,824
Defined contribution plans	1,294	883	1,181
	$4,041	$3,329	$4,005

3.	Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term to be $37.5 million.

4.	The restricted shares and performance units vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period. The fair value of the grants is being amortized to compensation expense over the vesting period. Compensation expense of $458, $462, and $168 has been recorded in the three month periods ended March 31, 2005, December 31, 2004, and March 31, 2004, respectively.

The following table summarizes information on share capital and related matters at March 31, 2005:

	Outstanding	Vested
Common shares	49,977,275
Common shares - year-to-date weighted average	49,796,251
Common share stock options	670,970	662,636
Restricted shares	171,504	-
Performance units	133,985	-

The Company issued 534,095, 913,217 and 43,750 common shares in the quarters ended March 31, 2005, December 31, 2004 and March 31, 2004, respectively, as a result of option exercises.

In March 2005, the Company filed a normal course issuer bid which entitles the Company to acquire approximately 4.2 million of its common shares between March 16, 2005 and March 15, 2006. All purchases will be made on the open market at the market price at the time of the purchase. All shares purchased under the bid will be cancelled. During the quarter ended March 31, 2005, 294,000 common shares were purchased for $16.3 million.

5.	The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.
	For the Three Months Ended			Exhibit V - Page 2 of 2
	March 31	March 31	December 31
	2005	2004	2004
Sales
Canada	$240,189	$208,435	$270,525
United States	505,808	274,473	509,104
	$745,997	$482,908	$779,629

	March 31	March 31	December 31
	2005	2004	2004
Capital Assets
Canada	$213,437	$199,041	$216,254
United States	853,540	898,438	859,258
	$1,066,977	$1,097,479	$1,075,512

	For the Three Months Ended
	March 31	March 31	December 31
	2005	2004	2004
Sales information by product group is as follows:
Steel mill products	$486,147	$269,112	$487,459
Tubular products	259,850	213,796	292,170
	$745,997	$482,908	$779,629

Tubular product sales volume in the first and second quarters can be negatively impacted by weather conditions in Western Canada.
6.	In April 2005, the Company repaid in full the $71.4 million balance outstanding of the 7.32% Series B Senior Notes due April 1, 2009, including prepayment of $57.1 million, and purchased for cancellation $15.0 million of the 8.75% unsecured notes due June 1, 2013, on the open market. The debt repayments resulted in a loss of approximately $6.5 million which will be recognized in April 2005.

7.	Certain prior period amounts have been reclassified to conform with the current presentation.

TONS SHIPPED (unaudited)					Exhibit VI
	(thousands)
		For the Three Months Ended
		March 31 2005	March 31 2004	December 31 2004

Discrete Plate and Coil		493.0	448.0	499.8
Cut Plate		125.1	156.2	124.4
Total Steel Mill Products		618.1	604.2	624.2
Energy Tubulars		184.0	213.4	186.0
Large Diameter Tubulars		3.2	38.1	39.7
Non-Energy Tubulars		50.5	81.4	45.7
Total Tubular Products		237.7	332.9	271.4
Total Shipments		855.8	937.1	895.6

NON-GAAP FINANCIAL MEASURES (unaudited)

(thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP.

Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Operating income per ton is defined as operating income divided by finished tons shipped. We believe that operating income per ton is a commonly used measure of performance, however, our method of calculation may differ from other companies' methods.

		For the Three Months Ended
-	-	March 31 2005	-	-	March 31 2004 (restated)	-	-	December 31 2004 (restated)
The following is a reconciliation of cash derived from operating activities to EBITDA (Canadian and U.S. GAAP):
Cash derived from operating activities		$146,855			$32,958			$251,322
Changes in working capital		67,985			30,146			(18,514)
Current income tax expense		47,437			8,607			32,485
Interest expense, net		5,756			10,776			7,640
Other		(1,920)			(1,328)			9,687
EBITDA (Canadian GAAP)		266,113			81,159			282,620
US GAAP adjustments relating to:
Sale and leaseback		3,471			3,471			3,471
Natural gas hedge		-			(327)			(259)
EBITDA (US GAAP)		$269,584			$84,303			$285,832

Operating Income Per Ton		$288			$69			$299
Annualized Return on Common Shareholders' Equity		42%			13%			59%